Exhibit 99.1

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

US and International Military Live Fire Demos Successful
..Substantial international interest in new generation non-lethal weapon at North American
Technology Demonstration (NATD) Non-Lethal Capabilities Conference in Canada
        ..Successful live fire demonstrations also performed for US Military
Brisbane, Australia — 7 November 2011: Metal Storm Limited.
After successfully demonstrating at one of the world’s largest non-lethal weapons events, Metal Storm Limited and its collaboration partners were invited by the US Military to conduct urgent, live fire demonstrations of their next generation non-lethal weapons system at Camp Roberts California during the team’s North American visit.
Over 200 weapons specialists and operators from international law enforcement and military forces witnessed the successful live fire demonstration of the Managed Lethality Grenade Launcher (MLGLS) at the North American Technology Demonstration (NATD) event in Ottawa, Canada.
The live fire demonstrations that followed at Camp Roberts California were also a complete success.
Earlier this year, Metal Storm announced it was collaborating with the Australian Defence Science & Technology Organisation (DSTO) and Airtronic USA Inc, to further develop a prototype 40mm MLGLS, and to demonstrate it at NATD in order to gauge market interest.
The MLGLS supersedes conventional non-lethal weapons as it can automatically fire its ammunition at different muzzle velocities depending on the distance from the weapon to the target.
Metal Storm CEO Dr Lee Finniear said that the collaboration had been successful beyond his expectations.
“Due to the commitment of the collaboration team we expected to have a successful demonstration at NATD” he said. “However, we have been very pleased with the level of enquiry from International and US agencies, and also the invitation to demonstrate the system to US Forces”.
The MLGLS is critically important in the field of non-lethal weapons. Conventional non-lethal rounds have a fixed muzzle velocity and can only be used safely in a very narrow range bracket — if a target is too close the rounds can be lethal, too far away and the impact has little effect.
In practice operators can only use conventional non-lethal ammunition in certain restricted situations and must take extraordinary care to estimate range and effect while simultaneously having to manage a potentially dangerous conflict situation.
The MLGLS eliminates this issue by automatically sensing the range to target and selecting the muzzle velocity and kinetic energy of its projectiles at the moment of firing. Using just a

Metal Storm Limited
ACN 064 270 006
single ammunition type, it provides an effective yet non-lethal impact from very short to extended ranges.
At the NATD live fire demonstration the MLGLS was fired through an accurate muzzle velocity measurement device. Using exactly the same ammunition type, the system was demonstrated firing non-lethal blunt-impact ammunition at 75 metres per second (m/s), 125 m/s and 150m/s depending on the range set to target.
Metal Storm is collaborating on the MLGLS commercialisation as it has the potential to use the same high precision, safety critical and ultra-fast electronic fire control systems that the Company has developed for its 3GL, MAUL and FireStorm weapon systems.
Dr Finniear commented, “The problem the MLGLS solves is one that has been plaguing the non-lethal community for many years. The MLGLS brings a new level of non-lethal capability to operators. Importantly it also has the added advantage of being attached to a conventional 40mm grenade launcher, so the operator can also use the entire range of conventional 40mm ammunition without having to carry an extra weapon.”
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.